Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the registration statement (No. 333-130685) on Form S-8 of TrueBlue, Inc. of our report dated June 27, 2011, with respect to the statement of net assets available for benefits of TrueBlue, Inc. 401(k) Plan as of December 31, 2010, the related statements of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 31, 2010, which report appears in the 2010 annual report on Form 11-K of the TrueBlue, Inc. 401(k) Plan. The statement of net assets available for benefits of TrueBlue, Inc. 401(k) Plan as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended were audited by LeMaster & Daniels PLLC (whose practice became a part of LarsonAllen LLP effective November 1, 2010).

/s/ Larson Allen LLP
Larson allen LLP
Spokane, Washington June 27, 2010